Exhibit 99.10

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

28 June 2004

Notification has been received today that as at 24 June 2004, J.P. Morgan Chase & Co., acting through its subsidiary J.P. Morgan Securities Ltd, had an interest in 18,338,571 A shares representing 5.93% of the issued A share capital of the Company.

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.